Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-130967) and related Prospectus of ConocoPhillips for the registration of 279,052,488 shares of its common stock and to the incorporation by reference therein of our reports dated February 25, 2005, with respect to the consolidated financial statements, condensed consolidating financial information and financial statement schedule of ConocoPhillips, ConocoPhillips’ management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of ConocoPhillips, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

February 13, 2006